Mail Stop 4561

August 7, 2006

By U.S. Mail and Facsimile (212) 455-2502

David E. Wezdenko
Chief Financial Officer
Evercore Partners, Inc.
55 East 52nd Street
43rd Floor
New York, New York 10055

Re: Evercore Partners, Inc.
         Amendment No. 3 to Registration Statement on Form S-1
         Filed August 7, 2006
         File No. 333-134087

Dear Mr. Wezdenko:

        We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Financial Statements of Evercore Holdings, page F-8</u>

<u>Note 16, Subsequent Events, page F-49</u>

1.   We refer to your response to comment 8 that Braveheart is a recently-formed business that has not generated any material revenues to date and does not have any significant assets. We note that according to your response to comment 9 Braveheart has no assets and has no income from operations. In this regard, please provide us with the following information:

- Reconcile your response to comment 9 that states Braveheart has no assets and no income from operations with the retainer fee of $900,000 paid by the Company to Braveheart on July 20, 2006 in relation to the Co-Operation Agreement with Braveheart entered into on April 19, 2006.

- Tell us and discuss in Management's Discussion and Analysis the business purpose for issuing 1.181 million Class A common shares valued at $22.4 million to acquire an off-shore company that has no operations and no assets.

- Considering the lack of operations and assets of Braveheart please explain to us how you determined the fair value of Braveheart and provide us with the valuation analysis made to determine its fair value. We note the total consideration payable to acquire Braveheart, including the deferred consideration and the earn-out payment, is between $37 million and $48 million, which is in excess of the fair value of the cash payment and shares issued to acquire Protego.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3493 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Vincent Pagano, Jr., Esq.
        Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017-3954

        Mark G. Borden, Esq.
        Stuart R. Nayman, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        399 Park Avenue
        New York, New York 10022